Exhibit 22.1
List of Issuers and Guarantor Subsidiaries
In addition to A.M. Castle & Co. (incorporated in Maryland), as of September 30, 2020, the following subsidiaries of A.M. Castle & Co. guarantee the 3.00% / 5.00% Convertible Senior Secured Paid In Kind Toggle Notes due 2024 issued by A.M. Castle & Co.

Entity	Jurisdiction of Incorporation or Organization	3.00% / 5.00% Convertible Senior Secured Paid In Kind Toggle Notes due 2024
A.M. Castle & Co.	Maryland	Issuer
HY-Alloy Steels Company	Delaware	Guarantor
Keystone Service Inc.	Indiana	Guarantor
Keystone Tube Company, LLC	Delaware	Guarantor
Total Plastics, Inc.	Michigan	Guarantor
A.M. Castle & Co. (Canada) Inc.	British Columbia	Guarantor
Castle Metals de Mexico, S.A. de C.V.	Mexico	Guarantor
Castle Metals de Mexicali, S.A. de C.V.	Mexico	Guarantor

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